Yambear Bio-Tech, Inc.

3F., No. 10, Yuanxi 2nd Rd.

Pingtung Agricultural Biotechnology Park

Changzhi Township, Pingtung 908

Taiwan, Republic of China

August 2, 2013

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Yambear Bio-Tech, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 12, 2013

File No. 333-186689

Dear Mr. Riedler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Yambear Bio-Tech, Inc. (the “Company”) dated July 23, 2013.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Summary of Financial and Operating Information, page 6

Staff Comment 1: Consistent with your updated financial statements in response to our comment six please update this information in this section to include the interim financial information for March 31, 2013.

Response: The Company has made the requested revisions on page 6 of the Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”) filed concurrently with the filing of this letter.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Research and Development, page F-9

Staff Comment 2: Please disclose the nature of your research and development expenses. In this regard, in your response to comment 10 you indicate that the R&D represents payments for 5 developed products. Tell us how these developed products relate to R&D and the accounting literature you relied on to support your accounting for these purchased developed products. Refer to 730-10-25-2c.

Response: To clarify our response to your prior comment 10, the R&D represents payment for research and development that ultimately resulted in five developed products. R&D for the five developed products was conducted by the Company jointly with the contract manufacturer. ASC 730-10-25-2c does not apply as we have not purchased the rights to develop those products. The Company conducted R&D jointly with a third party. Therefore, these expenses fall under ASC 730-10-25-1 and accordingly have been expensed. We purchase our products from this contract manufacturer. In addition, as described in the business overview section of the S-1 as amended, subsequent to March 31, 2013, the Company is conducting research and experiments for new enzymes products through extensive research and experiments conducted by our staff teamed up with two professors of Department of Food Science of NPUST, who will dedicate most of their leisure time to research and development of our enzymes products. We have made revisions throughout the Amendment to clarify the R&D relationships.

Note 10. Change in Accounting Estimate, page F-12

Staff Comment 3: We acknowledge your response to our comment 10. As the effect of the under accrual is material to net loss for the period ended December 31, 2012, we believe the amount should be presented as a correction of an error to the previously issued financial statements. In this regard, please revise your accounting in accordance with ASC 250-10-45-22 through 24 and your disclosures in accordance with ASC 250-10-50-7 through 10.

Response: We have revised our financial statements in accordance with ASC 250-10-45-22 through 24 and have included disclosures in accordance with ASC 250-10-50-7 through 10.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Chiang Law Offices, P.C., Company counsel, at (415) 488-5581.

Sincerely,

/s/ Hsin-Lung Lin
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.

cc:

The Chiang Law Offices, P.C.

1700 North First Street, Suite 343

San Jose, CA 95112